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                            October 7, 2021

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Limited
       4360 E. New York St.
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Limited
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 24,
2021
                                                            File No. 333-257209

       Dear Mr. Ni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Refer to your response to comment 5. Please describe the restrictions and limitations on your ability to settle
amounts owed under VIE agreements if you acquire a company based in China.
       Risk Factors
       Government Regulations relating to Cybersecurity, page 91

   2. Refer to your response to comment 10. Please expand your risk factor disclosure regarding greater
oversight by the Cyberspace Administration of China to explicitly explain how this
oversight could impact the process of searching for a target.
 Eddie Ni
Goldenstone Acquisition Limited
October 7, 2021
Page 2

        You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-
551-3469 with any other questions.



FirstName LastNameEddie Ni                              Sincerely,
Comapany NameGoldenstone Acquisition Limited
                                                        Division of Corporation
Finance
October 7, 2021 Page 2                                  Office of Finance
FirstName LastName